[redacted]

SECU 15026429 ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22741

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edwin C. Blitz Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1560 Sherman Ave, Suite 803
(No. and Street)

Evanston (City) IL (State) 60201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edwin C. Blitz (847) 446-7890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 Mayfair Rd, Suite 302 (Address) Milwaukee (City) Wisconsin (State) 53226-3255 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/30/15

OATH OR AFFIRMATION

I, Edwin C. Blitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edwin C. Blitz Investments, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
E A SANT
Notary Public State of Illinois

Signature

CEO

Title

2/23/15

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors of
Edwin C. Blitz Investments, Inc.
191 Waukegan Road, Suite 101
Northfield, IL 60093

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Edwin C. Blitz Investments, Inc. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for Edwin C. Blitz Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [check copies], noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments reported], noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [trial balance, SSOI reports, and commission statements] supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

Milwaukee, WI
February 20, 2015

Report on Supplementary Information

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 ("Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 20, 2015
Milwaukee, Wisconsin

EDWIN C. BLITZ INVESTMENTS, INC.
Evanston, Illinois

Statement of Financial Condition
December 31, 2014 and 2013

ASSETS	2014	2013
Current Assets:		
Cash	$ 36,645	$ 50,011
Commissions receivable	19,641	13,836
Investments	35,303	29,210
Clearing Deposit	25,000	-
Total Assets	$ 116,589	$ 93,057
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Commissions payable	14,649	11,645
Stockholder's Equity:		
Common stock, $1 par value, 50,000 shares issued and outstanding	$ 50,000	$ 50,000
Retained earnings	51,940	31,412
Total Stockholder's Equity	101,940	81,412
Total Liabilities and Stockholder's Equity	$ 116,589	$ 93,057

The accompanying notes to the financial statements are an integral part of these statements.

EDWIN C. BLITZ INVESTMENTS, INC.
Evanston, Illinois

Notes to Financial Statements
December 31, 2014 and 2013

1. Summary of Significant Accounting Policies

Business Activity

Edwin C. Blitz Investments, Inc. (the Company) was incorporated in the state of Illinois on January 1, 2001. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Transactions involving registered, traded equity securities are processed through a correspondent securities broker and dealer on a fully-disclosed basis. The Company's fiscal year ends December 31. Significant accounting policies followed by the Company are presented below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Equivalents

Cash and equivalents consist of the Company's checking account.

Investments

Investments in equity securities that have readily determinable fair values and for all investments in debt securities are classified in three categories and accounted for as follows:

- Debt securities that the Company has the possible intent and ability to hold to maturity are classified as investment securities and reported at amortized cost.
- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified are trading securities and reported at fair value, with unrealized gains and losses included in earnings.
- Debt and equity securities not classified as either investment securities or trading securities are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholder's equity.

The Company has adopted and implemented issued Statement of Financial Accounting Standard on, Fair Value Measurements. This standard defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an ordinary transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. Adoption if this standard has not had a material impact on the Company's financial statements. This standard establishes a fair value hierarchy that prioritizes the inputs, which are summarized as follows:

- Level 1 – Quoted prices in active markets, e.g. NYSE, NASDAQ, etc... for assets identical to the securities to be valued. If a Level 1 input is available, it must be used.

EDWIN C. BLITZ INVESTMENTS, INC.
Evanston, Illinois

Notes to Financial Statements
December 31, 2014 and 2013

1. Summary of Significant Accounting Policies (Continued)

Investments (Continued)

- Level 2 – Inputs other than quoted prices that are observable for securities, either directly or indirectly. Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc...; quoted prices for similar assets in active markets; and inputs derived from observable market data by correlation or other means.

- Level 3 - Unobservable inputs, which contain assumptions by the party valuing those assets. For level 3 inputs, there is no market data or correlation with market assumptions. Examples would include limited partnership interests, closely held stock, etc.

Revenue Recognition

Commission income is recorded as earned.

Commission Receivable

Commissions receivable are reported at contract value. An allowance for uncollectible receivables is not considered necessary.

Reserves and Custody of Securities

The Company did not hold trading securities, nor does it hold customer securities at December 31, 2014. Because the Company does not handle customers' securities, Rule 15©3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Income Taxes

The Company has elected to have its earnings taxed directly to its stockholder for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements. The Company is no longer subject to U.S. Federal income tax examinations for years ending before December 31, 2011 and Illinois income tax examinations for year ending before December 31, 2010.

Subsequent Events

In 2014, the Company signed an agreement to be purchased by Kingsbury Holdings, Inc., subject to FINRA approval, which is scheduled to be completed by the end of February 2015.

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (February 16, 2015), other than the above mentioned item there were no subsequent events.

EDWIN C. BLITZ INVESTMENTS, INC.
Evanston, Illinois

Notes to Financial Statements
December 31, 2014 and 2013

2. Investments

Investments are considered to be trading securities at December 31, 2014 and are summarized as follows:

	Cost	Net Unrealized Holding Gain	Fair Value
Equities	$ 22,973	$ 12,330	$ 35,303

Investments are considered to be trading securities at December 31, 2013 and are summarized as follows:

	Cost	Net Unrealized Holding Gain	Fair Value
Equities	$ 19,171	$ 9,987	$ 29,210

The above investments are considered Level 1 as discussed in Note #1.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2014 and 2013, respectively, the Company had net capital of $97,753 and $75,291, which is in excess of the requirement of $5,000 and $5,000 respectively, and a net capital ratio of 15 to 1 as of December 31, 2014.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2014. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Concentrations

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

The Company's two primary sources of revenue, are:

1. Cobalt Capital 64%
2. American Funds 11%

EDWIN C. BLITZ INVESTMENTS, INC.
Evanston, Illinois

Notes to Financial Statements
December 31, 2014 and 2013

6. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. IT is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

7. Clearing Account

In November of 2014 the Company established a new clearing agent operation account with DST Marketing Services, as part of its agreement the Company was required to establish a deposit with the agent in the amount of $25,000 as of December 31, 2014.

8. Prior Year Restatement

The Company restated the prior year financial statements to appropriately recognize realize and unrealized gains and losses on trading investments as part of net income.

EDWIN C. BLITZ INVESTMENTS, INC.
Evanston, Illinois

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2014

Aggregated Indebtedness		
Commissions payable and accounts payable	$	14,649
Total aggregated indebtedness	$	14,649
Minimum required net capital (6 2/3% of aggregated indebtedness)	$	977
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Computation of Basic Net Capital Requirements		
Stockholder's equity	$	101,940
Deductions:		
Other deductions		
Haircuts on securities		(4,187)
Net capital		97,753
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	92,753
Ratio of aggregated indebtedness to net capital		0.15 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE15C3-3

Edwin C. Blitz Investments, Inc. is exempt from Rule 15c-3- under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Edwin C. Blitz Investments, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditors' Report

Edwin C. Blitz Investments, Inc.
December 31, 2014
Auditor Reconciliation of Net Capital

There were no material differences between net capital as computed herein and the amount in the corresponding computation prepared by Edwin C. Blitz Investments, Inc. and included in the Company's unaudited FOCUS report as of December 31, 2014.

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Edwin C. Blitz Investments, Inc.
Evanston, Illinois

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Edwin C. Blitz Investments, Inc., (Company), as of December 31, 2014 and 2013 for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about .whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013 for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz